SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: July 14, 2010
Commission File No. 001-34104 _______
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Changes in Registrant’s Certifying Accountant.
     On July 14, 2010, Navios Maritime Acquisition Corporation (the “Company”) dismissed its independent registered accounting firm, Rothstein, Kass & Company, P.C. (“Rothstein”). The decision to dismiss Rothstein was recommended and approved by the Company’s Audit Committee and by the full Board of Directors (the “Board”).
     The reports of Rothstein on the financial statements of the Company as of and for the fiscal years ended December 31, 2008 and 2009 contained no adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audit for the fiscal years ended December 31, 2008 and 2009 and during the subsequent period that began on January 1, 2010 and ended on July 13, 2010, there were no disagreements with Rothstein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if they had occurred and not been resolved to the satisfaction of Rothstein, would have caused Rothstein to make reference to such disagreements in their report on the financial statements for such year; and there were no reportable events as described in Item 16F(a)(1)(v) of Form 20-F. Rothstein was engaged by the Company on April 1, 2008 in connection with the formation of the Company.
     The Company has provided Rothstein with a copy of the foregoing disclosures. Rothstein has furnished the Company with a letter addressed to the Securities and Exchange Commission stating its agreement with the disclosures above, which is attached hereto as Exhibit 15.1.
     In addition, on July 14, 2010, the Company engaged PricewaterhouseCoopers Auditing Company S.A. (“PwC”) as its new independent registered public accounting firm. During the Company’s two most recent fiscal years ended December 31, 2008 and 2009 and through July 13, 2010, PwC was not engaged as the Company’s principal accountants to audit its financial statements or as an independent accountant to audit a significant subsidiary and on whom the principal accountant was expected to express reliance in its report, nor were they consulted regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statement on Form F-3, File No. 333-151707.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: July 21, 2010

Exhibits

Exhibit No.	Exhibit
15.1	Letter from Rothstein, Kass & Company, P.C. to the Securities and Exchange Commission dated July 20, 2010